

May 24, 2012

<u>Via e-mail</u>
Mr. Stephen D. Lebovitz
President and Chief Executive Officer
CBL & Associates Properties, Inc.
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421

> RE: **CBL & Associates Properties, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-12494**

Dear Mr. Lebovitz:

We have reviewed your response letter dated April 19, 2012 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Results of Operations</u>

<u>Operational Review, page 50</u>

1. We note your response to our prior comment 8 and reissue that comment in part. In future Exchange Act periodic reports, please expand your discussion of leasing results to include in such disclosure a discussion of tenant improvement costs, leasing commissions and tenant concessions. Please provide such disclosure on a square footage basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 with any questions on the financial statements or related matters. Please contact Jerard Gibson, Staff Attorney at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel